CONTINENTAL PRECIOUS MINERALS INC.
Management Discussion & Analysis
For the quarter ended August 31, 2006

This Management Discussion & Analysis ("MD&A") of Continental Precious Minerals Inc. ("Continental" or the "Company") is dated **October 26, 2006** and provides an analysis of the Company's performance and financial condition for the quarter ended August 31, 2006 as well as an analysis of future prospects. This MD&A should be read in conjunction with the Company's consolidated financial statements for the quarter ended August 31, 2006 and the audited consolidated financial statements for the year ended May 31, 2006, including the related note disclosure, which are prepared in accordance with generally accepted accounting principles in Canada. All amounts are in Canadian dollars unless otherwise specified. Additional information relating to the Company, including the consolidated financial statements for the quarter ended August 31, 2006, are available on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Certain statements contained in this MD&A constitute forward-looking statements. The use of any of the words "believe", "expect", "estimate", "will", "should", "intend" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes these expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward looking statements included herein should not be unduly relied upon.

Examples of such forward-looking statements include, but are not limited to, statements concerning:

- the expected amount of drilling and the costs of the current drilling program; and
- the expectation that Company's current cash position will finance its exploration and development activities at its mineral exploration projects over the near term.

In making these and other forward looking statements, we have assumed that the drilling program will go according to expectations and that the Company will not be subject to any unexpected expenditures. Actual results and developments may differ materially from those contemplated by the forward looking statements if any of these assumptions prove incorrect or as a result of the risk factors discussed elsewhere in this MD&A.

Readers are cautioned that the forgoing list of factors is not exhaustive. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

This forward-looking information contained in this MD&A represents our expectations as of the date of this MD&A and, accordingly, is subject to change after such date. We expressly disclaim any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law.

OVERALL PERFORMANCE

Principal Business and Corporate History

Continental is a reporting issuer that trades on the TSX Venture Exchange, under the Symbol "CZQ". The Company was amalgamated with Fin Resources Inc. under the laws of the Province of Ontario, Canada by Articles of Amalgamation dated July 7, 1987. Since amalgamation, Continental's main business focus has been in the natural resources industry which included portfolio investments in common shares of

other companies involved in exploration, development and production of natural resources. Since March 2005, the Company's main business focus has been to acquire and explore mineral properties for uranium and other minerals in Sweden. To date, Continental has not earned any revenues from its mineral property interests and is considered to be in the development stage.

In recent years, Continental has made several attempts to acquire mining companies with existing operations, focusing on South Africa, the United States, Canada and South America in 2003, and, in on Finland in 2004.

As the Company prepared to make the change from investment in the resources industry to acquisition and exploration, consideration was given to the minerals or type of resource to explore. The global demand for alternative sources of energy has brought the uranium industry back to life. New uranium discoveries and revival of previously explored uranium deposits are being well received by the investment community. Continental intends to build on this industry trend as it continues to advance its property interests in Sweden and continues to apply for additional mineral exploration licences in Sweden. A number of Continental's licences in Sweden also cover alum oil shales. Historical production of kerogen from alum oil shales is also of interest to Continental.

Uranium Exploration Projects in Sweden

The Company now has 100% ownership in 51 mineral exploration licences in Sweden, of which 39 are in northern Sweden and twelve are in southwest Sweden. Continental is optimistic about these interests as it sees potential in the growth of the uranium industry.

Continental filed a NI 43-101 compliant technical report (filed on www.sedar.com) prepared by Telluride & Associates ("Tellrude") covering eight of Continental's HRU Licences in Sweden. Seven of the properties covered by the licences are considered to be advanced stage exploration prospects with gridded, resource definition drilling having been carried out in the late 1970's and early 1980's by the Sveriges Geologiska Undersökning or Geological Survey of Sweden ("SGU"). The NI 43-101 report contains an estimate of indicated resources of 6,043.8 tonnes of uranium oxide (or 13,320,000 pounds of uranium oxide) and inferred resources of 3,290 tonnes of uranium oxide (or 7,251,000 pounds of uranium oxide). Telluride recommends preliminary scoping studies using uniform resource estimation methods, including the sampling and analysis of stored borehole core at a cost of approximately US$89,000. If the results are positive, Telluride recommends a drilling program estimated to cost between US$468,000 to $1,283,000, depending on results and work done.

One of the first steps in the Company's efforts to carry out an exploration program on its HRU licences, as recommended in the NI 43-101 report, was the establishment of an environmental policy intended to ensure the use of the highest standards of environmental practices by Continental as it looks to advance its property interests.

Recent Financings

The Company entered into an agreement with Max Capital Markets Ltd. ("Max Capital") under which Max Capital will act as lead agent on a private placement to raise up to $10 million on a best efforts basis. Canaccord Adams will be a member of the syndicate. Under the private placement, the Company will issue up to 7,692,308 units of the Company at a price of $1.30 per unit. Each unit will consist of one common share of the Company and one-half of one warrant. Each whole warrant will entitle the holder to purchase one common share at a price of $1.75 and will expire 24 months after the closing. Max Capital has an option to increase the size of the private placement by up to 20% at the same issue price.

The agents will be entitled to receive a cash commission of 8% of the aggregate gross proceeds of the private placement and broker warrants for the purchase of that number of units equal to 10% of the total number of units issued in the private placement.

The parties are working towards a closing date of not later than November 15, 2006. Completion of the private placement is subject to certain conditions, including, but not limited to, satisfactory due diligence, the execution of an agency agreement, the execution of subscription agreements with the subscribers and the receipt of all necessary regulatory approvals. The securities issued under the private placement will be subject to a 4 month hold period from the date of closing.

Current Exploration Drilling Program

The Company has completed seven diamond drill holes on the MMS Viken Licence with a total of approximately 1,500 metres drilled. The core is being sectioned prior to analysis. Partial analytical results are expected to be available in early November. The drilling is being conducted to verify historical drilling results from 1978. If all goes well, drilling on the Guorbavare licence (one of the HRU Licences) is expected to commence in late October.

SELECTED ANNUAL & QUARTERLY INFORMATION

Selected Annual Information

	Year ended May 31, 2006 $	Year ended May 31, 2005 $	Year ended May 31, 2004 $
Total Revenues	22,015	7,393	163,721
Net Loss	(1,150,747)	(166,162)	(427,225)
Loss per share	(0.10)	(0.03)	(0.07)
Cash	12,898,024	451,880	444,930
Total Assets	13,312,265	540,778	508,693
Total Liabilities	56,841	39,610	157,585
Shareholders' Equity	13,255,424	501,168	351,108

Selected Quarterly Information

Three Months Ended	Net Revenues	Net Income (loss)		Total Assets
		Total	Per Share	
August 31, 2006	Nil	(799,927)	(0.03)	13,560,225
May 31, 2006	21,824	(776,530)	(0.06)	13,312,265
February 28, 2006	111	(145,495)	(0.01)	1,325,611
November 30, 2005	80	(175,218)	(0.02)	1,451,657
August 31, 2005	Nil	(53,504)	(0.01)	549,066
May 31, 2005	5,223	(36,451)	(0.01)	540,778
February 28, 2005	(111)	(61,655)	(0.01)	384,145
November 30, 2004	Nil	674	0.00	455,556
August 31, 2004	2,281	(68,730)	(0.01)	438,839

RESULTS OF OPERATIONS

As Continental is still an exploration company, no revenue was generated for the quarter ended August 31, 2006. The Company earned $75,472 in interest income during the quarter compared to no interest earned for the quarter ended August 31, 2005.

The Company is a reporting issuer in Canada and incurs costs to maintain reporting issuer status including professional fees of $ 57,626 (2005 - $Nil). Additional reporting issuer expenses incurred during the period ended August 31, 2006 were transfer agent fees of $8,829 (2005 - $3,647) and stock exchange fees of $1,100 (2005 – 3,750). Transfer agent fees were higher during the quarter following the close of financings in March and April of 2006.

As at August 31, 2006, a total of $24,000 (2005 - $2,500) was paid to the president of the Company in management fees. During the period, $12,000 (2005 - Nil) was paid in director fees and the president of the Company received $4,500 (2005 - Nil) as an expense allowance. Continental also accrued $12,000 (2005 - Nil) to the Chief Financial Officer of the Company.

Management, directors, associates and outside consultants are occasionally compensated by way of incentive stock options. The Black-Scholes expense calculation for options granted results in a stock-option compensation expense of $563,175 for the quarter ended August 31, 2006 (2005 - $9,357).

As the Company grows, it looks to financial advisors and outside consultants for additional support and administration of the business. For the quarter ended August 31, 2006, $154,875 (2005 - Nil) was spent on consulting fees which were comprised principally of financial advisory fees paid to Canaccord Capital Inc.

General and administration expenses for the Company over the period ended August 31, 2006 can be further broken down as follows:

Office and general		
Accounting and corporate services	$ 4,930	
Administration	2,930	
Rent	1,500	
Expense allowance	4,500	
Interest and bank charges	525	$ 14,385
Travel and business development		21,501
Shareholder relations		5,595
		$ 41,481

For the previous quarter ended August 31, 2005, the general and administration expenses were $34,250. The Company continues to assess administration costs to ensure that cost effective choices are being made for day to day management of the business. As the Company grows, general and administration expenses were expected to increase.

LIQUIDITY AND CAPITAL RESOURCES

Continental had working capital of $12,747,481 as at August 31, 2006 (2005 - $270,423). Over the fiscal year ended May 31, 2006, the Company raised total net cash in private placements and warrant and option exercises of $13,150,482.

Given the Company's current cash position, Continental is well-positioned to finance its exploration and development activities at its mineral exploration projects in Sweden over the near term.

Share Capital

As at October 23, 2006, the Company's share capital consisted of:

Shares outstanding	27,389,113
Options outstanding(i)	1,999,825
Warrants(ii)	14,780,000

(i) Options outstanding

Expiry Date	No. of Options	Exercise Price
November 26, 2006	15,000	$0.15
December 9, 2007	170,809	$0.10
March 10, 2010	314,016	$0.19
April 6, 2010	45,000	$0.20
April 12, 2010	40,000	$0.25
October 7, 2010	265,000	$0.90
April 25, 2011	800,000	$2.15
July 7, 2011	100,000	$2.76
July 19, 2011	250,000	$2.78

(ii) Warrants outstanding

	Warrants	Expiry Date	Exercise Price
Purchase warrant	102,415	March 29, 2008	$0.75
Purchase warrant	6,250,000	April 17, 2008	$1.20
Purchase warrant	137,585	May 11, 2008	$0.75
Purchase warrant	290,000	May 11, 2008	$0.90
Purchase warrant	2,000,000	May 11, 2008	$1.20
Purchase warrant	2,560,378	March 29, 2009	$1.00
Purchase warrant	3,439,622	May 11, 2009	$1.00

RESOURCE PROPERTIES

Continental first acquired interests in mineral exploration licences in Sweden in March 2005 upon the acquisition by Continental of a group of mineral exploration licences, now referred to by Continental as its HRU Licences (denoting hard rock uranium targets), from Geoforum Scandinavia AB, a private company. As consideration, Geoforum received 300,000 common shares of Continental, a cash payment of $40,000 of which $25,000 was utilized by Geoforum to pay the costs of applying for and obtaining the licences and a 5% net profit interest in any mineral production from the properties covered by the mineral exploration licences.

Since March 2005, Continental has continued, through Geoforum acting as an independent contractor, to apply for additional mineral exploration licences. As a result of these efforts, Continental now holds 51 mineral exploration licences in Sweden. In addition to being reimbursed for the costs of licence application fees and being compensated for time spent at rates that are within industry standards,

Geoforum has a 5% net profit interest in mineral production from the properties covered by each of the mineral exploration licences held by Continental.

Of the 51 mineral exploration licences, 20 are referred to by the Company as its MMS Licences (denoting Multi Metal Sediment targets), eight are referred to as the MMS Cal Licences (referring to MMS targets along the Caledonian mountain chain), seven are referred to as the MMS (Närke) Licences, 5 are referred to as the MMS (VG) and 11 are referred to as the HRU Licences.

Each of the licences were issued between February 2005 and September 2006, are valid for three years and are renewable subject to satisfactory work programs having been carried out. They also confer the right to apply for a mining licence once an economic deposit has been located.

MMS and MMS Cal Licences

Continental now holds 20 MMS Licences, containing black shale hosted metalliferous deposits and semi-anthracitic laminae, and eight MMS Cal Licences. The MMS Licence areas are contiguous to semi-contiguous and are centred approximately 23 kilometres southwest of the regional centre of Östersund in the Swedish county of Jämtland. The MMS Licence area was explored by the SGU in the 1970's to early 1980's. The SGU drilled 28 vertical diamond drill holes in an area of approximately 250 square kilometres and analyzed the alum shale cores for uranium, molybdenum, vanadium and organic carbon. As indicated earlier, the Company is currently drilling on one of the MMS Licences.

MMS (Närke) and MMS (VG) Licences

The MMS (Närke) licences are located in southwest Sweden, approximately 140 kilometres northwest of the Billingen-Falbygden district, near the city of Örebro, in the county of Närke. MMS (VG) licences are 80 kilometres east of the same district.

According to a report written on behalf of the SGU in 1985 entitled "The Scandinavian Alum Shales", mining of oil shale took place in the Närke area around the start of WWII, with production commencing in 1942. However, with the renewed import of oil after the war, the project ceased to be economically viable, and production decreased in the late 1950's before ultimately ceasing in 1966. During this period approximately 50 million tonnes of shale were processed.

HRU Licenses

As indicated earlier, seven of the HRU Licences are considered to be advanced stage exploration prospects with gridded, resource definition drilling having been carried out in the late 1970's and early 1980's by the SGU. The NI 43-101 report contains an estimate of indicated resources of 6,043.8 tonnes of uranium oxide (or 13,320,000 pounds of uranium oxide) and inferred resources of 3,290 tonnes of uranium oxide (or 7,251,000 pounds of uranium oxide).

All costs incurred by the Company to acquire and maintain the Company's mineral exploration licences in Sweden have been capitalized.

TRANSACTIONS

Related Party Transactions

Included in accounts payable and accrued liabilities is an advance totalling $5,820 (2005 - $5,820) from the Company's president. Subsequent to the year end, the Company paid back this advance to the president.

For the quarter ended August 31, 2006, a total of $24,000 (2005 - $2,500) was paid to the president of the Company.

During the period, $12,000 (2005 - $Nil) was paid as director fees and the president of the Company received $4,500 (2005 - $Nil) as an expense allowance. The president was also reimbursed for out of pocket expenses that occurred in the normal course of business.

Off-Balance Sheet Transactions

The Company has not entered into any off-balance-sheet arrangements.

Proposed Transactions

There are no proposed transactions at this time.

ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

In January 2005, the Canadian Institute of Chartered Accountants issued four new accounting standards: Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, Handbook Section 3855, Financial Instruments - Recognition and Measurement and Handbook Section 3865, Hedges. These standards are effective for interim and annual consolidated financial statements for the Company's reporting periods beginning October 1, 2006.

FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities approximate the fair value of those financial instruments due to the short-term maturity of such instruments. The Company also has marketable securities, which are financial instruments, with a carrying value of $62,545 but the market value is $92,016. The Company mitigates its credit risk by placing its cash with high credit quality financial institutions and investing in GIC's or prime-linked interest earning investments.

DISCLOSURE CONTROLS

Management has ensured that there are disclosure controls and procedures, which provide reasonable assurance that material information relating to the Company is disclosed on a timely basis. Management believes these disclosure controls and procedures have been effective during the quarter ended August 31, 2006.

OUTLOOK

Over the rest of fiscal 2007, Continental intends to follow the recommendations outlined in the NI 43-101 report relating to the HRU Licences. The current financing underway is intended to fund exploration and development of the Company's exploration projects in Sweden.

RISKS AND UNCERTAINITIES FACTORS

Mineral exploration companies face many and varied risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical.

The principal activity of the Company is mineral exploration and it is inherently risky. Exploration is also capital intensive and the Company currently has no source of income. There can be no assurance that any funding required by the Company will become available to it, and if so, that it will be offered on reasonable terms, or that the Company will be able to secure such funding through third party financing or cost sharing arrangements. Furthermore, there is no assurance that the Company will be able to secure new mineral properties or projects, or that they can be secured on competitive terms.

In addition to other information set forth elsewhere in the financial statements, readers should carefully consider the comprehensive list of risk factors, included in the management discussion and analysis for the year ended May 31, 2006, filed September 28, 2006 on SEDAR (www.sedar.com).

NOTICE TO SHAREHOLDERS
FOR THE THREE MONTHS ENDED
AUGUST 31, 2006

(A DEVELOPMENT STAGE ENTERPRISE)

CONTINENTAL PRECIOUS
MINERALS INC.

Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements for Continental Precious Minerals Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied. The most significant of these accounting principles have been set out in the May 31, 2006 audited consolidated financial statements. Only changes in accounting information have been disclosed in these consolidated financial statements. These statements are presented on the accrual basis of accounting. Accordingly, a precise determination of many assets and liabilities is dependent upon future events. Therefore, estimates and approximations have been made using careful judgment. Recognizing that the Company is responsible for both the integrity and objectivity of the consolidated financial statements, management is satisfied that these consolidated financial statements have been fairly presented.

Auditors' involvement

The auditors of Continental Precious Minerals Inc. have not performed a review of the unaudited consolidated financial statements for the three month period ended August 31, 2006 and August 31, 2005.

Continental Precious Minerals Inc.
(A Development Stage Enterprise)
Consolidated Balance Sheets
(Prepared by Management - Unaudited)

	August 31, 2006	May 31, 2006
Assets		
Current assets		
Cash and cash equivalents	**$ 12,935,387**	$ 12,898,024
Marketable securities (quoted market value - August 31, 2006: $92,016; May 31, 2006: $94,112)	**62,545**	62,420
Accounts receivable	**16,462**	11,852
Prepaid expenses	**12,000**	-
	13,026,394	12,972,296
Mineral property (Note 2)	**533,831**	339,969
	$ 13,560,225	$ 13,312,265
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**$ 278,913**	$ 56,841
Shareholders' equity		
Share capital (Note 3(b))	**6,653,682**	6,257,752
Warrants (Note 3(c))	**11,460,389**	11,593,679
Contributed surplus (Note 3(d))	**1,248,021**	684,846
Deficit	**(6,080,780)**	(5,280,853)
	13,281,312	13,255,424
	$ 13,560,225	$ 13,312,265

Nature of operations (Note 1)

Contingency (Note 8)

The notes to these consolidated financial statements are an integral part of these statements.

Continental Precious Minerals Inc.

(A Development Stage Enterprise)
Consolidated Statements of Operations and Deficit
(Prepared by Management - Unaudited)

	Cumulative, since inception of Uranium project ("March 21, 2005 to August 31, 2006")	Three Months Ended August 31, 2006	Three Months Ended August 31, 2005
Expenses			
Consulting fees	$ 154,875	$ **154,875**	$ -
Director fees	62,000	**12,000**	-
Management fees	124,999	**36,313**	2,500
Office and general	71,705	**14,385**	4,475
Professional fees	117,892	**57,626**	-
Shareholder relations	40,554	**5,595**	1,252
Stock exchange fees	16,200	**1,100**	3,750
Transfer agent fees	38,178	**8,829**	3,647
Travel and business development	187,801	**21,501**	28,523
Stock-option compensation (Note 3(d))	1,313,818	**563,175**	9,357
	2,128,022	**875,399**	53,504
Net operating loss before the following:	(2,128,022)	**(875,399)**	(53,504)
Interest and other income	97,512	**75,472**	-
Recovery of management fees	(105,000)	**-**	-
Gain on sale of marketable securities	5,198	**-**	-
Gain on sale of subsidiary	100	**-**	-
Write-down of marketable securities	(12,825)	**-**	-
Write-off of investment in Ekwan Technology Corporation	130,439	**-**	-
	115,424	**75,472**	-
Net loss for the period	(2,012,598)	**(799,927)**	(53,504)
Deficit, beginning of period	(4,068,182)	**(5,280,853)**	(4,130,106)
Deficit, end of period	$ (6,080,780)	$ **(6,080,780)**	$ (4,183,610)
Loss per share (Note 4)			
Basic and diluted		**(0.03)**	(0.01)
Weighted average shares outstanding		**26,476,302**	8,086,992

The notes to these consolidated financial statements are an integral part of these statements.

Continental Precious Minerals Inc.

(A Development Stage Enterprise)
Consolidated Statements of Cash Flows
(Prepared by Management - Unaudited)

	Cumulative, since inception of Uranium project ("March 21, 2005 to August 31, 2006")	Three Months Ended August 31, 2006	Three Months Ended August 31, 2005
Cash flows (used in) from operating activities			
Net loss for the period	$ (2,012,598)	**$ (799,927)**	$ (53,504)
Adjustments for non-cash items:			
Stock-option compensation (Note 3(d))	1,313,818	**563,175**	9,357
Write-down of marketable securities	12,825	-	-
Gain on sale of marketable securities	(5,198)	-	-
Gain on sale of subsidiary	(100)	-	-
Write-off of investment in Ekwan Technology Corporation	(130,439)	-	-
Changes in non-cash working capital balances			
Accounts receivable	96,305	**(4,610)**	6,064
Prepaid expenses	(12,000)	**(12,000)**	-
Accounts payable and accrued liabilities	272,176	**222,072**	52,435
Cash flows (used in) from operating activities	(465,211)	**(31,290)**	14,352
Cash flows used in investing activities			
Purchase of marketable securities	(38,185)	**(125)**	-
Proceeds from sale of marketable securities	37,332	-	-
Expenditures on mineral properties	(491,830)	**(193,862)**	(157,597)
Proceeds on sale of subsidiary	100	-	-
Cash flows used in investing activities	(492,583)	**(193,987)**	(157,597)
Cash flows from financing activity			
Proceeds from issuance of share capital (net of share issue costs)	13,691,222	**262,640**	-
Change in cash and cash equivalents during the period	12,733,428	**37,363**	(143,245)
Cash and cash equivalents, beginning of period	201,959	**12,898,024**	451,880
Cash and cash equivalents, end of the period	$ 12,935,387	**$ 12,935,387**	$ 308,635

Continental Precious Minerals Inc.

(A Development Stage Enterprise)
Statements of Mineral Property
(Prepared by Management - Unaudited)

	Cumulative, since inception of Uranium project ("March 21, 2005 to August 31, 2006")	Three Months Ended August 31, 2006	Three Months Ended August 31, 2005
Sweden Uranium Project (Note 2)			
Balance, beginning of period	$ -	**$ 339,969**	$ 29,001
Drilling and preliminary environmental assessment work	112,196	**112,196**	-
Licence acquisition and holding costs	421,635	**81,666**	157,597
Total expenditures during the period	533,831	**193,862**	157,597
Balance, end of period	$ 533,831	**$ 533,831**	$ 186,598

Continental Precious Minerals Inc.

(A Development Stage Enterprise)
Notes to Consolidated Financial Statements
(Prepared by Management - Unaudited)
Three months ended August 31, 2006

1. Nature of operations and accounting policies

Continental Precious Minerals Inc. ("Continental" or the "Company") is a reporting issuer that trades on Tier 2 of the TSX Venture Exchange, under the Symbol "CZQ". The Company was amalgamated with Fin Resources Inc. under the laws of the Province of Ontario, Canada by Articles of Amalgamation dated July 7, 1987. Since amalgamation, Continental's main business focus was in the natural resource industry which included portfolio investments in common shares of other companies involved in exploration, development and production of natural resources. As of March 21, 2005, the Company changed its main business focus to acquiring and exploring mineral properties for Uranium. As a result, the efforts of the Company have been devoted to the development of properties for production of Uranium in Sweden. To date, Continental has not earned significant revenues from Uranium exploration and is considered to be in the development stage. As such, the Company will be applying Accounting Guideline 11 "Enterprises in the Development Stage" from March 21, 2005 onwards.

The recoverability of exploration and development expenditures is dependent upon the discovery of economically recoverable reserves, the preservation of the Company's interest in the underlying mineral claims, the ability to obtain necessary financing, obtain government approval and attain profitable production, or alternatively, upon the Company's ability to dispose of its interest on an advantageous basis. Changes in future conditions could require material write-downs of the carrying amounts of deferred exploration expenditures.

The unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and notes to the consolidated financial statements required by Canadian generally accepted accounting principles for annual consolidated financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended August 31 2006 may not necessarily be indicative of the results that may be expected for the year ending May 31, 2007.

The balance sheet at May 31, 2006 has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete consolidated financial statements. The interim consolidated financial statements have been prepared by management in accordance with the accounting policies described in the Company's annual consolidated financial statements for the year ended May 31, 2006. For further information, refer to the consolidated financial statements and notes thereto included in the Company's annual consolidated financial statements for the year ended May 31, 2006.

New accounting pronouncement

In January 2005, the Canadian Institute of Chartered Accountants issued four new accounting standards: Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, Handbook Section 3855, Financial Instruments – Recognition and Measurement and Handbook Section 3865, Hedges. These standards are effective for interim and annual consolidated financial statements for the Company's reporting periods beginning October 1, 2006.

2. Mineral property

For a description of this property, refer to Note 5 of the audited consolidated financial statements as at May 31, 2006.

On August 17, 2006, the Company acquired an additional seven mineral exploration licences in Sweden. These mineral exploration licences cover approximately 19 square kilometers and are valid for a period of three years. Consistent with the other 39 mineral exploration licences in Note 5 of the audited consolidated financial statements as at May 31, 2006, the Company has an obligation to pay a 5% net profit interest on any minerals mined (has not commenced). As of August 31, 2006, the Company holds a total of 46 mineral exploration licences in Sweden.

3. Share capital

(a) Authorized

Unlimited number of Class A preference shares
Class A Preference shares are issuable in one or more series, the terms of which are subject to the discretion of the directors at the date of issuance
Unlimited number of Common shares

(b) Issued

	Number of common shares		Stated value
Balance, May 31, 2004	**5,796,513**	**$**	**4,293,379**
Private placement	2,205,000		278,100
Balance, May 31, 2005	**8,001,513**		**4,571,479**
Acquisition of Uranium licences in Sweden	300,000		42,000
Private placements	16,250,000		13,025,000
Fair market warrant valuations on private placements	-		(11,579,854)
Finder's fee on private placement	220,000		198,000
Exercise of stock options	286,404		101,811
Fair market valuation on exercise of stock options	-		87,470
Exercise of warrants	1,267,600		1,014,080
Fair market valuation on exercise of warrants	-		514,646
Cost of issue: cash	-		(990,409)
Cost of issue: non-cash items	-		(726,471)
Balance, May 31, 2006	**26,325,517**		**6,257,752**
Exercise of warrants	328,300		262,640
Fair market valuation on exercise of warrants	-		133,290
Balance, August 31, 2006	**26,653,817**	**$**	**6,653,682**

(c) Warrants

The following summarizes the warrant activity for the period:

	Number of warrants		Weighted average price
Balance, May 31, 2006	**15,832,400**	**$**	**1.09**
Exercised	(328,300)		0.80
Balance, August 31, 2006	**15,504,100**	**$**	**1.09**

3. Share capital (continued)

(c) Warrants (continued)

As of August 31, 2006, the following warrants were outstanding:

Expiry date	Number	Exercise price	Black-Scholes Value
October 3, 2006	724,100	$ 0.80	$ 293,984
March 29, 2008	102,415	0.75	74,354
April 17, 2008	6,250,000	1.20	4,906,250
May 11, 2008	137,585	0.75	91,907
May 11, 2008	290,000	0.90	232,290
May 11, 2008	2,000,000	1.20	1,570,000
March 29, 2009	2,560,378	1.00	1,846,033
May 11, 2009	3,439,622	1.00	2,445,571
	15,504,100		$ 11,460,389

(d) Stock options and contributed surplus

The continuity of outstanding options for the purchase of common shares of the Company is as follows:

	Number of stock options	Weighted average price
Balance, May 31, 2006	**1,663,421**	**$ 1.24**
Granted (i)(ii)	350,000	2.77
Balance, August 31, 2006	**2,013,421**	**$ 1.50**

3. Share capital (continued)

(d) Stock options and contributed surplus (continued)

As of August 31, 2006, the following stock options were outstanding:

Expiry date	Number		Exercise price		Black-Scholes Value (*)
November 26, 2006	15,000	$	0.15	$	-
December 9, 2007	170,809		0.10		-
March 10, 2010	314,016		0.19		47,801
March 22, 2010	13,596		0.19		7,613
April 6, 2010	45,000		0.20		10,220
April 12, 2010	40,000		0.25		9,150
October 7, 2010	265,000		0.90		305,660
April 25, 2011	800,000		2.15		1,714,400
July 7, 2011 (i)	100,000		2.76		274,900
July 19, 2011 (ii)	250,000		2.78		692,000
	2,013,421			$	3,061,744

(*) Includes the fair market value for vested and non-vested stock options.

(i) The fair market value of $274,900 for the 100,000 stock options issued on July 7, 2006 was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected average volatility of 254%; risk-free interest rate of 4.49% and an expected average life of 5 years.

(ii) The fair market value of $692,000 for the 250,000 stock options issued on July 19,2006 was calculated using the Black-Scholes option pricing model with the following assumptions: dividend yield of 0%; expected average volatility of 252%; risk-free interest rate of 4.35% and an expected average life of 5 years.

A continuity of contributed surplus and stock option valuations are as follows:

	Cumulative expense at May 31, 2006	Expensed	Exercised	Contributed Surplus	Remainder to be expensed
(1)	$ 1,230	$ -	$ -	$ 1,230	$ -
(2)	37,652	5,975	-	43,627	649
(3)	724	952	-	1,676	227
(4)	4,775	1,270	-	6,045	524
(5)	5,639	1,138	-	6,777	543
(6)	107,710	38,001	-	145,711	92,524
(7)	512,003	213,142	-	725,145	989,255
(8)	-	89,268	-	89,268	185,632
(9)	-	213,429	-	213,429	478,571
(10)	15,113	-	-	15,113	-
	$ 684,846	$ 563,175	$ -	$ 1,248,021	$ 1,747,925

3. Share capital (continued)

(d) Stock options and contributed surplus (continued)

	Expiry date	Number	Exercise price
(1)	November 26, 2006	15,000	$ 0.15
(2)	March 10, 2010	314,016	0.19
(3)	March 22, 2010	13,596	0.19
(4)	April 6, 2010	45,000	0.20
(5)	April 12, 2010	40,000	0.25
(6)	October 7, 2010	265,000	0.90
(7)	April 25, 2011	800,000	2.15
(8)	July 7, 2011	100,000	2.76
(9)	July 19, 2011	250,000	2.78
(10)	Stock options expired		

4. Loss per share

The following table sets forth the computation of basic and diluted loss per share:

	Three Months Ended August 31, 2006	Three Months Ended August 31, 2005
Numerator:		
Loss for the period	**$ (799,927)**	$ (53,504)
Denominator:		
Denominator for basic loss per share	**26,476,302**	8,086,992
Effect of dilutive securities:		
Stock options (i)	**-**	-
Warrants (i)	**-**	-
Denominator for diluted loss per share	**26,476,302**	8,086,992
Basic loss per share	**$ (0.03)**	$ (0.01)
Diluted loss per share	**$ (0.03)**	$ (0.01)

(i) Stock options and warrants were not included in the computation of diluted loss per share as their inclusion would be anti-dilutive.

5. Income taxes

Estimated taxable income for the period is $nil. Based upon the level of historical taxable income it cannot be reasonably estimated at this time if it is more likely than not that the Company will realize the benefits from future income tax assets or the amounts owing from future income tax liabilities.

Consequently, the future recovery or loss arising from differences in tax values and accounting values have been reduced by an equivalent estimated taxable temporary difference valuation allowance. The estimated taxable temporary difference valuation allowance will be adjusted in the period that it is determined that it is more likely than not that some portion or all of the future tax assets or future tax liabilities will be realized.

For further information on the Company's actual losses for tax purposes, refer to the May 31, 2006 audited consolidated financial statements. The benefit of these losses and the estimated loss for the period ended have not been recognized in these consolidated financial statements.

6. Related party transaction not disclosed elsewhere

Included in accounts payable and accrued liabilities is an advance totaling $5,820 (2005 - $5,820) from the Company's director and president. The advance is without interest and has no fixed repayment terms.

As at August 31, 2006, a total of $24,000 (2005 - $2,500) was paid to the president of the Company. The Company also accrued $12,000 (2005 - $nil) to the Chief Financial Officer of the Company.

During the period, $12,000 (2005 - $nil) was paid as director fees and the president of the Company received $4,500 (2005 - $nil) as an expense allowance. The president was also reimbursed for out of pocket expenses that occurred in the normal course of business.

The transactions above are recorded at the exchange value which is intended to reflect fair market value.

7. Segmented information

The Company's operations comprise a single reporting operating segment engaged in mineral exploration for Uranium in Sweden. As the operations comprise a single reporting segment, amounts disclosed in the consolidated financial statements for interest and other income and loss for the period also represent segment amounts.

All of the Company's assets, with the exception of the mineral exploration licences acquired in Sweden, are located in Canada.

8. Contingency

The Company's mining and exploration activities are subject to various government laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and generally becoming more restrictive. The Company believes that its operations comply in all material respects with all applicable past and present laws and regulations.

9. Other information

On August 3, 2006, the Company's subsidiary Gigantissimo 2577 AB changed its name to Continental Minerals Sweden AB.

10. Subsequent events

(a) On September 1, 2006, the TSX Venture Exchange has accepted for filing documentation relating to a collaborative technology development and deployment agreement (the "Agreement") between Zencor Technology Ltd. ("Zencor") and the Company relating to technology described as being technology for the extraction of kerogen and other minerals from alum oil shales. Pursuant to the Agreement, the Company will receive a perpetual, exclusive, transferable, royalty-free license to use and exploit certain technology in Sweden owned by Zencor and a 2% gross revenue royalty from use of the technology in certain applications.

Pursuant to the Agreement, if the Company is satisfied upon completion of an independent validation test it shall fund the costs of a pilot plant, to a maximum of $1,000,000 for both the validation test and pilot plant. The Company shall also issue up to an aggregate of 100,000 common shares. The first 50,000 have been issued and the second 50,000 will be issued upon completion of a validation test.

(b) From September 1, 2006 to October 12, 2006, the Company received $577,360 in proceeds from the exercise of 721,700 warrants. Each warrant entitled the holder to purchase one common share at a price of $0.80 per share.

(c) On September 25, 2006, 13,596 stock options that expire on March 22, 2010 were exercised for proceeds of $2,583.

(d) On September 29, 2006, the Company acquired an additional five mineral exploration licences. These mineral exploration licences cover approximately 48 square kilometers and are valid for a period of three years. Consistent with the other 46 mineral exploration licences in Note 2 of these statements, the Company has an obligation to pay a 5% net profit interest on any minerals mined (has not commenced). As of September 29, 2006, the Company holds a total of 51 mineral exploration licences in Sweden.

(e) The Company entered into an agreement with Max Capital Markets Ltd. ("Max Capital") under which Max Capital will act as lead agent on a private placement to raise up to $10 million on a best efforts basis. Canaccord Adams will be a member of the syndicate. Under the private placement, the Company will issue up to 7,692,308 units of the Company at a price of $1.30 per unit. Each unit will consist of one common share of the Company and one-half of one warrant. Each whole warrant will entitle the holder to purchase one common share at a price of $1.75 and will expire 24 months after the closing. Max Capital has an option to increase the size of the private placement by up to 20% at the same issue price.

The agents will be entitled to receive a cash commission of 8% of the aggregate gross proceeds of the private placement and broker warrants for the purchase of that number of units equal to 10% of the total number of units issued in the private placement.

The parties are working towards a closing date of not later than November 15, 2006. Completion of the private placement is subject to certain conditions, including, but not limited to, satisfactory due diligence, the execution of an agency agreement, the execution of subscription agreements with the subscribers and the receipt of all necessary regulatory approvals. The securities issued under the private placement will be subject to a 4 month hold period from the date of closing.